UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Index

1. Summary of the 2023 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2023 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2023 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2023 Third Quarter Business Report

On November 14, 2023, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the third quarter of 2023 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

[Not required to be disclosed in quarterly reports]

1.3.	Overview of the Business Group

[Not required to be disclosed in quarterly reports]

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of September 30, 2023)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)

Note:	(1)	The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

[Not required to be disclosed in quarterly reports]

1.4.2.	Voting Rights

(As of September 30, 2023)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	403,511,072	—
	Preferred shares	—	—
Shares without voting rights	Common shares	21,162,733	Treasury shares
	Preferred shares	—	—

(As of September 30, 2023)			(Unit: shares)
Items		Number of Shares	Notes
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	382,348,339	—
	Preferred shares	—	—

Notes:	(1)	The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with the Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds.
	(2)	On February 7, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired its treasury shares from February 8, 2023 to March 29, 2023 and canceled such shares on April 4, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 29, 2023.
	(3)	On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Accordingly, the Company has been acquiring its treasury shares since August 2, 2023, and as of September 30, 2023, the Company has acquired 1,900,000 treasury shares. The treasury shares above include such 1,900,000 treasury shares the Company has acquired as of September 30, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July 25, 2023.

1.5.	Dividends

KB Financial Group aims to manage its CET1 target ratio at a minimum of around 13% (the regulatory requirement of 10.5% plus a management buffer of 250 bps), in order to meet the regulatory requirement of 10.5% even in the face of severe economic shocks and other macroeconomic variables, including fluctuations in exchange rates and interest rates.

In order to manage such CET1 target ratio, the Group plans to benchmark systemic growth indicators, such as nominal GDP growth rates, to set its mid-term goals for asset growth. However, the Group may modify such goals to better fulfill the Group’s public role and to attain sustainable growth in light of changes to the macroeconomic and regulatory environment, the importance and role of the financial industry, including banks, in the domestic economy, the Group’s public duty to maintain the stability of the social system, or the Group’s business objectives such as investments in new businesses or M&A initiatives.

Generally, the Group’s policy is to utilize the excess capital exceeding its target CET1 ratio of 13% to actively return value to its shareholders. Although the level of shareholder returns may vary depending on changes in the regulatory environment, volatility in the financial market, and the Group’s business objectives, the Group will strive to maximize its shareholder returns and shareholders’ value in every situation.

As a leading financial institution in Korea, KB Financial Group will strive to perform its public duties as a bank in times of need, such as stabilizing the financial system and supporting the soft landing of the economy during economic fluctuations. The Group will take into consideration the interests of various stakeholders, including shareholders, employees, consumers, and local communities, to achieve sustainable growth while also enhancing shareholder value.

Based on its solid fundamentals and the highest level of capital in the industry, the Group achieved a shareholder return rate of approximately 30%, including through share buybacks and cancellations. The Group plans to actively continue such progressive shareholder return policy.

KB Financial Group also plans to provide a stable payout to the shareholders, taking into consideration the global best practices for dividend stability by maintaining at least the previous year’s level of cash dividends while gradually expanding the dividend per share and engaging in share buybacks and cancellations. However, such plans may be modified depending on economic conditions, regulatory environment, or the Group’s business objectives.

	(Unit: in millions of Won, except per share amounts and percentages)
Items		January 1, 2023 to September 30, 2023(1)	January 1, 2022 to December 31, 2022(2)	January 1, 2021 to December 31, 2021(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		4,370,442	4,394,830	4,409,543
(Consolidated) Earnings per share (Won)		10,988	10,955	11,134
Total cash dividends		586,932	1,149,421	1,145,525
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		13.4	26.0	26.0
Cash dividend yield (%)	Common shares	0.9	5.8	5.2
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	1,530	2,950	2,940
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:	(1)	Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, and a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023.
	(2)	Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, and a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022.
	(3)	Includes a quarterly dividend amount of Won 292,226 million (Won 750 per common share) in the second quarter of fiscal year 2021.

1.6.	Amendments to the Articles of Incorporation

[Not required to be disclosed in quarterly reports]

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest income	8,846,811	8,400,791	11,393,422	11,229,572
Interest income	21,410,551	14,373,532	20,787,577	15,210,878
Interest expense	(12,563,740)	(5,972,741)	(9,394,155)	(3,981,306)
Net fee and commission income	2,766,821	2,764,490	3,514,902	3,625,583
Fee and commission income	3,989,242	3,923,997	5,125,930	5,323,606
Fee and commission expense	(1,222,421)	(1,159,507)	(1,611,028)	(1,698,023)
Insurance service result	1,211,863	1,207,728	1,334,090	556,711
Insurance income	8,223,836	7,487,792	10,066,863	16,107,858
Insurance expense	(7,011,973)	(6,280,064)	(8,732,773)	(15,551,147)
Net gains on financial assets/liabilities at fair value through profit or loss	1,166,755	(2,008,114)	(1,133,475)	995,304
Other insurance finance income	(59,747)	915,347	897,441	—
Net other operating expenses	(1,309,268)	(811,307)	(2,268,465)	(1,923,567)
General and administrative expenses	(4,723,919)	(4,573,478)	(6,643,654)	(7,200,853)
Operating profit before provision for credit losses	7,899,316	5,895,457	7,094,261	7,282,750
Provision for credit losses	(1,768,170)	(788,457)	(1,847,775)	(1,185,133)
Net operating profit	6,131,146	5,107,000	5,246,486	6,097,617

Notes:	(1)	Based on K-IFRS (on a consolidated basis).
	(2)	KB Financial Group’s results of operations for the nine months ended September 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the nine months ended September 30, 2022 and the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the nine months ended September 30, 2022 and 2023 and the year ended December 31, 2022.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	336,136,761	2.49	45.74	333,078,280	1.27	47.87	309,428,469	0.74	49.09
	Certificate of deposit	9,323,456	4.03	1.27	5,511,822	2.35	0.79	3,618,303	0.87	0.57
	Borrowings	33,813,172	3.21	4.60	31,064,028	1.91	4.46	24,900,706	0.96	3.95
	Call money	1,356,787	3.49	0.18	1,314,525	2.02	0.19	1,324,902	0.65	0.21
	Debentures	55,593,379	3.32	7.57	58,290,290	2.39	8.38	57,214,310	1.82	9.08
	Others	21,960,721	4.31	2.99	20,866,612	2.34	3.00	20,305,205	0.84	3.22

Subtotal		458,184,276	2.77	62.35	450,125,557	1.52	64.69	416,791,895	0.91	66.12

Foreign Currency	Deposits	36,257,468	3.77	4.93	34,076,754	2.09	4.90	26,607,162	1.70	4.22
	Borrowings	24,432,644	3.68	3.32	22,970,783	1.90	3.30	12,976,574	1.16	2.06
	Call money	1,969,251	3.05	0.27	1,572,913	1.87	0.23	995,957	0.75	0.16
	Debentures	13,457,178	3.05	1.83	11,978,139	2.09	1.72	8,544,738	1.49	1.36
	Others	1,043,969	3.51	0.15	1,685,165	1.46	0.24	2,029,862	0.82	0.32

Subtotal		77,160,510	3.59	10.50	72,283,754	2.01	10.39	51,154,293	1.47	8.12

Others	Total shareholders’ equity	94,313,897	—	12.83	67,612,953	—	9.72	46,705,724	—	7.41
	Allowances	1,049,750	—	0.14	1,128,687	—	0.16	1,040,835	—	0.17
	Others	104,154,579	—	14.18	104,628,576	—	15.04	114,646,087	—	18.18

Subtotal		199,518,226		27.15	173,370,216	—	24.92	162,392,646	—	25.76

Total		734,863,012	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).
	(2)	The figures for the nine months ended September 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the nine months ended September 30, 2023 and the year ended December 31, 2022.

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	16,324,355	0.92	2.22	16,038,688	0.63	2.31	15,212,672	0.30	2.41
	Securities	196,016,142	2.25	26.67	166,950,909	1.17	23.99	147,320,309	1.31	23.37
	Loans	367,356,216	4.78	49.99	361,188,713	3.51	51.91	340,131,319	2.80	53.96
	Guarantee payments under payment guarantee	4,809	0.95	—	6,891	0.19	—	5,053	1.31	—
	Call loan	270,727	3.61	0.04	694,196	2.02	0.10	695,721	0.67	0.11
	Private placement corporate bonds	1,162,880	3.07	0.16	828,547	3.43	0.12	882,497	3.02	0.14
	Credit cards	22,647,989	7.87	3.08	22,069,290	6.94	3.17	19,862,308	7.09	3.15
	Others	3,441,860	16.34	0.47	4,438,987	9.45	0.64	4,193,384	6.53	0.67
	Allowance	(3,456,719)	—	(0.47)	(2,814,578)	—	(0.40)	(2,480,441)	—	(0.39)

Subtotal		603,768,259	4.06	82.16	569,401,643	2.94	81.84	525,822,822	2.51	83.42

Foreign Currency	Due from banks	9,246,093	2.11	1.26	9,239,891	0.76	1.33	6,868,969	0.38	1.09
	Securities	26,004,662	3.90	3.54	20,610,143	1.81	2.96	16,052,962	3.90	2.55
	Loans	39,454,311	6.88	5.37	37,267,941	5.32	5.36	26,409,776	5.05	4.19
	Call loan	7,191,070	4.36	0.98	8,829,592	2.12	1.27	3,275,072	0.45	0.52
	Bills bought	2,069,118	5.48	0.28	2,541,838	2.32	0.37	1,940,984	0.73	0.31
	Allowance	(1,323,844)	—	(0.18)	(1,021,192)	—	(0.15)	(978,088)	—	(0.16)
	Others	2,993,764	—	0.40	2,248,320	—	0.32	2,229,707	—	0.35

Subtotal		85,635,174	5.15	11.65	79,716,533	3.38	11.46	55,799,382	3.63	8.85

Others	Cash	1,682,235	—	0.23	1,831,093	—	0.26	1,917,967	—	0.30
	Fixed assets held for business	8,596,704	—	1.17	8,077,249	—	1.16	8,130,268	—	1.29
	Others	35,180,640	—	4.79	36,753,009	—	5.28	38,668,395	—	6.14

Subtotal		45,459,579	—	6.19	46,661,351	—	6.70	48,716,630	—	7.73

Total		734,863,012	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).
	(2)	The figures for the nine months ended September 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the nine months ended September 30, 2023 and the year ended December 31, 2022.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in billions of Won, except percentages)

	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	53,718	48,970	45,883
Risk-weighted assets (B)	320,601	302,984	290,914
BIS ratio (A/B)	16.76%	16.16%	15.77%

Notes: (1) Calculated in accordance with Basel III.

(2) The figures as of September 30, 2023 are preliminary.

Kookmin Bank	(Unit: in billions of Won, except percentages)

	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	39,556	36,233	35,572
Risk-weighted assets (B)	215,972	207,558	203,569
BIS ratio (A/B)	18.32%	17.46%	17.47%

Notes: (1) Calculated in accordance with Basel III.

KB Securities Co., Ltd.	(Unit: in billions of Won, except percentages)

	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Net operating capital (A)	4,837	4,554	3,982
Total amount at risk (B)	2,801	2,655	2,072
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,517.22%	1,414.74%	1,422.34%
Capital surplus (A-B)	2,036	1,899	1,909

KB Insurance Co., Ltd.	(Unit: in billions of Won, except percentages)

	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Available capital (A)	11,746	4,608	4,349
Required capital (B)	6,070	2,684	2,424
Capital Adequacy ratio (A/B)(2)	193.49%	171.66%	179.39%

Notes:	(1)	The figures as of September 30, 2023 are preliminary.
	(2)	Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system, the capital adequacy ratio as of September 30, 2023 was calculated based on the K-ICS method, whereas the figures as of December 31, 2022 and December 31, 2021 were calculated based on the RBC method.

2.3.2.	Overseas Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.3.	Domestic Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713

2.3.5.	Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2023 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from Russia’s invasion of Ukraine and the conflict between Israel and Hamas, as well as their effects on global commodity prices.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of September 30, 2023	As of December 31, 2022
Cash and due from financial institutions	31,946,108	32,474,750
Financial assets at fair value through profit or loss	72,864,006	70,092,497
Derivative financial assets	8,896,568	9,446,580
Loans measured at amortized cost	441,720,666	433,038,931
Financial investments	118,515,970	115,452,659
Investments in associates and joint ventures	662,676	682,670
Insurance assets	215,877	83,304
Reinsurance assets	1,686,854	1,495,966
Property and equipment	4,943,042	4,991,467
Investment property	3,614,737	3,148,340
Intangible assets	1,986,101	1,858,470
Net defined benefit assets	459,908	478,934
Current income tax assets	262,901	204,690
Deferred income tax assets	245,280	188,372
Assets held for sale	223,245	211,758
Other assets	28,195,900	14,815,438

Total assets	716,439,839	688,664,826

Financial liabilities at fair value through profit or loss	10,882,676	12,271,604
Derivative financial liabilities	8,976,061	9,509,769
Deposits	398,943,631	393,928,904
Borrowings	70,352,817	71,717,366
Debentures	68,608,805	68,698,203
Insurance contract liabilities	45,858,672	45,920,012
Reinsurance contract liabilities	32,151	31,728
Provisions	972,678	933,701
Net defined benefit liabilities	115,602	85,745
Current income tax liabilities	320,362	998,681
Deferred income tax liabilities	2,293,697	1,574,954
Other liabilities	50,231,472	28,849,911

Total liabilities	657,588,624	634,520,578

Equity attributable to shareholders of the parent company	56,884,307	52,864,146
Share capital	2,090,558	2,090,558
Hybrid securities	5,032,803	4,434,251
Capital surplus	16,643,623	16,940,731
Accumulated other comprehensive income (loss)	2,101,772	1,312,522
Retained earnings	31,983,338	28,922,272
Treasury shares	(967,787)	(836,188)
Non-controlling interests	1,966,908	1,280,102
Total equity	58,851,215	54,144,248

Total liabilities and equity	716,439,839	688,664,826

Note:	(1)	The figures as of September 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), and the figures as of December 31, 2022 have been restated retrospectively to reflect the application of K-IFRS 1117.

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	Third Quarter of 2023		Third Quarter of 2022
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest income	3,087,548	8,846,811	2,928,028	8,400,791
Interest income	7,413,308	21,410,551	5,373,772	14,373,532
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	7,045,473	20,356,792	5,144,402	13,738,792
Interest income from financial instruments at fair value through profit or loss	361,923	1,036,549	225,502	621,651
Insurance finance interest income	5,912	17,210	3,868	13,089
Interest expense	(4,325,760)	(12,563,740)	(2,445,744)	(5,972,741)
Interest expense	(3,903,367)	(11,271,663)	(2,033,386)	(4,784,540)
Insurance finance interest expense	(422,393)	(1,292,077)	(412,358)	(1,188,201)
Net fee and commission income	901,411	2,766,821	872,678	2,764,490
Fee and commission income	1,292,826	3,989,242	1,273,764	3,923,997
Fee and commission expense	(391,415)	(1,222,421)	(401,086)	(1,159,507)
Insurance service result	399,742	1,211,863	392,157	1,207,728
Insurance income	2,886,337	8,223,836	2,703,674	7,487,792
Insurance income	2,612,683	7,674,661	2,420,700	7,061,995
Reinsurance income	273,654	549,175	282,974	425,797
Insurance expense	(2,486,595)	(7,011,973)	(2,311,517)	(6,280,064)
Insurance service expense	(2,262,026)	(6,382,895)	(2,115,598)	(5,729,582)
Reinsurance expense	(224,569)	(629,078)	(195,919)	(550,482)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,441	1,166,755	(809,318)	(2,008,114)
Other insurance finance income (expenses) from contract held	161,402	(59,747)	259,595	915,347
Net other operating expenses	(591,060)	(1,309,268)	(57,151)	(811,307)
General and administrative expenses	(1,564,691)	(4,723,919)	(1,539,246)	(4,573,478)
Operating income before provision for credit losses	2,401,793	7,899,316	2,046,743	5,895,457
Provision for credit losses	(448,685)	(1,768,170)	(312,914)	(788,457)
Net operating income	1,953,108	6,131,146	1,733,829	5,107,000
Net non-operating income (expenses)	(43,420)	(231,934)	113,853	315,781
Share of profit (loss) of associates and joint ventures	7,659	12,108	5,778	(14,081)
Net other non-operating income (expenses)	(51,079)	(244,042)	108,075	329,862
Profit before income tax expense	1,909,688	5,899,212	1,847,682	5,422,781
Income tax expense	(567,718)	(1,553,257)	(487,675)	(1,376,754)
Profit for the period	1,341,970	4,345,955	1,360,007	4,046,027

	Third Quarter of 2023		Third Quarter of 2022
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Other comprehensive income (loss) for the period, net of tax	185,556	819,197	6,148	(102,254)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(10,560)	(620)	(8,764)	(40,476)
Share of other comprehensive income (loss) of associates and joint ventures	0	(2)	(2)	(4)
Losses on equity securities at fair value through other comprehensive income	(12,352)	(25,723)	(223,741)	(941,040)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(708)	(51,293)	13,489	20,723
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	72,968	164,926	440,711	706,505
Gains (losses) on debt securities at fair value through other comprehensive income	(625,121)	201,403	(1,580,857)	(6,254,156)
Share of other comprehensive income (loss) of associates and joint ventures	594	(587)	(416)	(393)
Losses on cash flow hedging instruments	(33,652)	(47,884)	(41,859)	(20,628)
Losses on hedging instruments of net investments in foreign operations	(30,506)	(69,902)	(137,354)	(233,337)
Insurance finance income (expenses)	824,893	648,879	1,544,941	6,660,552
Total comprehensive income for the period	1,527,526	5,165,152	1,366,155	3,943,773
Profit attributable to:
Shareholders of the parent company	1,373,755	4,370,442	1,367,760	4,038,283
Non-controlling interests	(31,785)	(24,487)	(7,753)	7,744
Total comprehensive income for the period attributable to:
Shareholders of the parent company	1,565,439	5,186,159	1,355,547	3,902,079
Non-controlling interests	(37,913)	(21,007)	10,608	41,694
Earnings per share
Basic earnings per share (Won)	3,456	10,988	3,422	10,144
Diluted earnings per share (Won)	3,380	10,740	3,346	9,912

Note:	(1)	The figures for the third quarter of 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), and the figures for the third quarter of 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of September 30, 2023	As of December 31, 2022
Cash and due from financial institutions	719,003	351,056
Financial assets at fair value through profit or loss	1,545,554	1,522,314
Loans measured at amortized cost	608,603	522,326
Investments in subsidiaries	26,717,817	26,741,438
Property and equipment	3,592	3,552
Intangible assets	16,029	16,752
Net defined benefit assets	3,052	4,288
Deferred income tax assets	12,544	19,904
Other assets	672,509	1,272,197

Total assets	30,298,703	30,453,827

Borrowings	100,000	—
Debentures	4,050,636	4,956,949
Current income tax liabilities	271,970	926,573
Other liabilities	392,128	338,489

Total liabilities	4,814,734	6,222,011

Share capital	2,090,558	2,090,558
Hybrid securities	5,032,518	4,433,981
Capital surplus	14,749,200	14,754,747
Accumulated other comprehensive loss	(5,885)	(5,847)
Retained earnings	4,585,365	3,794,565
Treasury Shares	(967,787)	(836,188)

Total equity	25,483,969	24,231,816

Total liabilities and equity	30,298,703	30,453,827

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	Third Quarter of 2023		Third Quarter of 2022
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest expense	(15,225)	(48,659)	(24,438)	(71,545)
Interest income	9,233	27,382	4,921	12,406
Interest income from financial instruments at amortized cost	8,537	24,888	4,249	10,414
Interest income from financial instruments at fair value through profit or loss	696	2,494	672	1,992
Interest expense	(24,458)	(76,041)	(29,359)	(83,951)
Net fee and commission expense	(2,139)	(6,475)	(963)	(5,098)
Fee and commission income	407	1,188	417	1,576
Fee and commission expense	(2,546)	(7,663)	(1,380)	(6,674)
Net gains (losses) on financial assets at fair value through profit or loss	9,818	61,488	(230)	(17,090)
Net other operating income	0	2,192,380	200,000	1,871,224
General and administrative expenses	(23,055)	(68,936)	(21,428)	(63,074)
Operating profit (loss) before provision for credit losses	(30,601)	2,129,798	152,941	1,714,417
Reversal of provision for credit losses	(223)	(230)	(209)	(211)
Operating profit (loss)	(30,824)	2,129,568	152,732	1,714,206
Net non-operating income (expense)	42	4,448	988	553
Profit (loss) before income tax	(30,782)	2,134,016	153,720	1,714,759
Income tax income (expense)	948	(7,373)	4,216	12,860
Profit for the period	(29,834)	2,126,643	157,936	1,727,619
Other comprehensive income (loss) for the period, net of tax	(63)	(38)	(74)	(355)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(63)	(38)	(74)	(355)
Total comprehensive income (loss) for the period	(29,897)	2,126,605	157,862	1,727,264
Earnings per share
Basic earnings (loss) per share (Won)	(203)	5,164	317	4,214
Diluted earnings (loss) per share (Won)	(197)	5,050	311	4,120

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

		(Unit: in millions of Won, except percentages)
	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Current assets in Won (A)	1,118,182	959,935	713,908
Current liabilities in Won (B)	445,467	592,727	317,184
Liquidity ratio (A/B)	251.01%	161.95%	225.08%

Notes:	(1) Based on K-IFRS (on a separate basis).
(2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income as a percentage of average total assets (ROA)	0.83	0.60	0.69
Net income as a percentage of average shareholders’ equity (ROE)	10.63	9.24	9.80

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of September 30, 2023)

(Unit: in billions of Won)
Company	Credit Extended
LG Display Co., Ltd.	2,068
HD Hyundai Heavy Industries Co., Ltd.	1,315
KB Kookmin Card Co., Ltd.	1,291
E-MART Inc.	1,217
Samsung Electronics Co., Ltd.	1,188
SK Inc	1,036
SK hynix Inc.	1,036
Samsung Heavy Industries Co., Ltd.	985
Strada Holdco L.P.	962
SK on Co., Ltd.	865
Samsung SDI Co., Ltd.	811
Hyundai Steel Co., Ltd.	788
Shinhan Card Co., Ltd.	786
Hyundai Motor Company	782
Hanwha Solutions Corporation	776
HD Hyundai Oilbank Co., Ltd.	766
POSCO International Corporation	764
Construction Guarantee Cooperative	734
Hyundai Samho Heavy Industries Co.,Ltd.	731
S-Oil Corporation	717

Total	19,618

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of September 30, 2023)

(Unit: in billions of Won)
Group	Credit Extended
SK	6,472
Samsung	4,913
Hyundai Motor	4,774
LG	4,134
HD Hyundai	3,794
Lotte	3,534
Hanwha	2,924
POSCO	1,988
Shinsegae	1,719
GS	1,486

Total	35,739

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of September 30, 2023)

	(Unit: in billions of Won, except percentages)

Industry	Total Credit	Percentage of Total Credit
Manufacturing	56,457	27.0
Construction	4,630	2.2
Real estate activities	51,039	24.4
Wholesale and retail trade	30,312	14.5
Accommodation and food service activities	10,679	5.1
Financial activities	7,986	3.8
Others	47,717	22.9

Total	208,820	100.0

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank (As of September 30, 2023)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	40.1	39.3
Borrower B	Wholesale and retail trade	17.1	14.9
Borrower C	Real estate activities	16.3	9.2
Borrower D	Manufacturing	15.4	5.7
Borrower E	Manufacturing	9.6	4.2
Borrower F	Manufacturing	8.3	2.7
Borrower G	Real estate activities	7.5	0.4
Borrower H	Manufacturing	7.0	3.1
Borrower I	Manufacturing	6.8	3.9
Borrower J	Manufacturing	6.7	1.4
Borrower K	Manufacturing	6.6	6.5
Borrower L	Wholesale and retail trade	6.3	0.3
Borrower M	Accommodation and food service activities	5.6	0.6
Borrower N	Human health and social work activities	5.0	3.2
Borrower O	Manufacturing	4.4	3.3
Borrower P	Wholesale and retail trade	4.0	1.5
Borrower Q	Membership organizations, repair and other personal services	4.0	0.7
Borrower R	Manufacturing	3.9	1.4
Borrower S	Manufacturing	3.8	3.8
Borrower T	Manufacturing	3.7	3.1

—	—	182.0	109.3

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to September 30, 2023	Samil Pricewaterhouse Coopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	922	4,554
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	1,261	11,451

Notes:	(1) Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to September 30, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ending December 31, 2023 is Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[Not required to be disclosed in quarterly reports]

5.2.	Audit Committee

[Not required to be disclosed in quarterly reports]

5.3.	Compensation to Directors

[Not required to be disclosed in quarterly reports]

5.4.	Top 5 Highest-Paid Individuals

[Not required to be disclosed in quarterly reports]

5.5.	Affiliated Companies

[Not required to be disclosed in quarterly reports]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2023, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of September 30, 2023 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of September 30, 2023, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of September 30, 2023 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 24, 2024

Note: (1)	The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2023, which is expected be held in March 2024.

6.3.	Non-executive Directors

As of September 30, 2023, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of September 30, 2023 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Kyung Ho Kim	December 1954	Non-executive Director	—	March 23, 2024
Seon-joo Kwon	November 1956	Non-executive Director	—	March 24, 2024
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 23, 2024
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 24, 2024
Sung-Yong Kim	March 1966	Non-executive Director	—	March 23, 2025

6.4.	Senior Management

Members of our senior management as of September 30, 2023 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Head of Retail Customer / Wealth Management & Pension / Small & Medium Enterprise Business Units	914	December 31, 2023
Yin Hur	December 1961	Vice Chairman and Head of Global / Insurance Business Units	13,506	December 31, 2023
Dong Cheol Lee	October 1961	Vice Chairman and Head of Digital / IT Business Units	3,325	December 31, 2023
Scott Y.H. Seo	March 1966	Senior Managing Director and Chief Finance Officer	—	December 31, 2023
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	4	December 31, 2024
Dong Whan Han	January 1965	Senior Executive Vice President and Head of KB Research	1,100	December 31, 2023
Se Min Kim	January 1971	Senior Managing Director and Chief Strategy Officer	227	December 31, 2023
Bong Joong Kwon	November 1969	Senior Managing Director and Head of IR	1,286	December 31, 2023
Yeo Woon Yoon	April 1967	Senior Managing Director and Chief Human Resources Officer	656	December 31, 2023
Hye Ja Seo	September 1966	Senior Managing Director and Chief Compliance Officer	1,409	December 31, 2024
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	1,107	December 31, 2023
Hye Sook Moon	September 1971	Managing Director and Head of ESG Division	652	December 31, 2023
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	1,066	December 31, 2023
Jeong Rim Park	November 1963	Head of the Capital Market Business Unit	3,150	December 31, 2023
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2023
Hyun Seung Lee	November 1966	Head of Asset Management Business Unit	—	December 31, 2023
Jin Young Kim	August 1969	Chief Public Relations Officer	765	December 31, 2023
Mun Cheol Jeong	August 1968	Senior Executive Vice President, Retail Customer Business Unit	3,218	December 31, 2023
Jae Young Choi	June 1967	Senior Executive Vice President, Wealth Management and Pension Business Unit	1,045	December 31, 2023
Sung Ki Kwon	July 1966	Senior Executive Vice President, Small and Medium Enterprise Business Unit	609	December 31, 2023
Nam Hoon Cho	June 1968	Chief Global Strategy Officer	1,000	December 31, 2023
Young Suh Cho	February 1971	Chief Digital Platform Officer	1,000	December 31, 2023
Jin Soo Yoon	February 1964	Chief Information Technology Officer	500	December 31, 2023
Chang Hwa Yook	December 1967	Chief Data Officer	586	December 31, 2023
Sung Pyo Jeon	August 1966	Chief Customer Contact Officer	1,022	December 31, 2023
Jeong Ha	January 1967	Head of Capital Market Business Unit	—	December 31, 2023
Soon Bae Kang	August 1964	Head of Corporate and Investment Banking Business Unit	1,547	December 31, 2023
Nam Che Kang	August 1967	Head of Global Division	610	December 31, 2023
Yoon Ha	March 1971	Head of Customer Experience Design Center	—	December 31, 2023
Yoo Shim Hur	April 1973	Head of Digital Contents Center	—	December 31, 2023
Ki Eun Park	September 1970	Head of Tech Innovation Center	261	December 31, 2023
Joo Hyun Kim	November 1970	Head of Group Cloud Center	232	December 31, 2023
Soon Young Oh	August 1977	Head of Financial AI Center	—	December 31, 2023
Chan Yong Park	September 1965	Head of Office of Planning and Coordination	1,076	December 31, 2023
Min Hyuk Kang	January 1970	Head of Office of Capital Market Planning	756	December 31, 2023

Note: (1)

The number of common shares owned is as of September 30, 2023 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

Subsequent to the end of the third quarter of 2023, the following individual joined as a member of our senior management on October 5, 2023.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Peter Kim	April 1968	Head of Global Client Planning	—	December 31, 2023

Note: (1)

The number of common shares owned is as of September 30, 2023 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of September, 2023, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Hyun Seung Lee	KB Asset Management	Chief Executive Officer	January 2018
Hye Sook Moon	Kookmin Bank	Head of ESG Division	January 2022
Jin Young Kim	Kookmin Bank	Senior Managing Director; Brand Strategy Group	January 2023
Mun Cheol Jeong	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2023
Jae Young Choi	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2023
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2022
	KB Insurance	Senior Executive Vice President; WM/Pension Division	January 2023
Sung Ki Kwon	Kookmin Bank	Senior Executive Vice President; SME and SOHO Customer Group	January 2023
Nam Hoon Cho	Kookmin Bank	Senior Managing Director; Global Business Group	January 2021
Young Suh Cho	Kookmin Bank	Senior Managing Director; DT Strategy Division	January 2021
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Chang Hwa Yook	Kookmin Bank	Senior Managing Director; Data/AI Division	January 2023
Sungpyo Jeon	Kookmin Bank	Senior Managing Director; Customer Contact Group	January 2023
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
	KB Securities	Senior Executive Vice President; Sales and Trading Group	January 2023
Soon Bae Kang	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2023
	KB Securities	Senior Executive Vice President; Investment Banking Group	January 2023
Nam Che Kang	Kookmin Bank	Head of Global Growth Supporting Division	January 2022
Yoon Ha	Kookmin Bank	Head of Customer Experience Design Center	January 2022
Yoo Shim Hur	Kookmin Bank	Managing Director; Digital Contents Center	January 2022
Ki Eun Park	Kookmin Bank	Senior Managing Director; Technology Innovation Division	July 2021
Joo Hyun Kim	Kookmin Bank	Head of Cloud Platform Department	February 2022
Soon Young Oh	Kookmin Bank	Managing Director; Financial AI Center	June 2022
Chan Yong Park	Kookmin Bank	Senior Managing Director; Planning & Coordination Department	January 2022
Min Hyuk Kang	Kookmin Bank	Head of Trading and Capital Markets Planning Department	January 2023
	KB Securities	Managing Director; Capital Markets Planning Department	January 2023
Se Min Kim	KB Securities	Non-standing Director	June 2022
	KB Life Insurance	Non-standing Director	August 2022
Scott Y.H. Seo	KB Insurance	Non-standing Director	February 2022
	KB Kookmin Card	Non-standing Director	March 2022

Subsequent to the end of the third quarter of 2023, the following addition was made to our list of management members who also served as senior management members at our subsidiaries, on October 5, 2023.

Name	Subsidiary	Position	Appointment Date
Peter Kim	Kookmin Bank	Senior Managing Director; Sales Business Unit	October 2023
	KB Securities	Senior Managing Director; Global Market Division	January 2022
		Senior Managing Director; Global Distribution Unit	January 2023
		Senior Managing Director; Global Client Division	October 2023

6.5.	Employees

[Not required to be disclosed in quarterly reports]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

[Not required to be disclosed in quarterly reports]

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74

Notes:	(1) Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:
From October 19, 2016 to December 12, 2019: 418,111,537
From December 12, 2019 to February 14, 2022: 415,807,920
From February 14, 2022 to August 1, 2022: 412,352,494
From August 1, 2022 to April 4, 2023: 408,897,068
After April 4, 2023: 403,511,072
(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association

[Not required to be disclosed in quarterly reports]

7.4.	Investments in Affiliated Companies

[Not required to be disclosed in quarterly reports]

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Securities Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2022	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2.	Purchase of capital securities issued by KB Capital Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548	%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989	%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466	%(1)	June 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952	%(1)	November 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664	%(1)	April 27, 2047 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3.	Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.4. Prepayments and Loans to Subsidiaries

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.654%(2)	July 12, 2024

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.571% to 2.654% upon extension of the loans on July 12, 2023.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.654%(2)	July 12, 2024

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.571% to 2.654% upon extension of the loans on July 12, 2023.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.630%(2)	March 8, 2024

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.334% to 2.630% upon extension of the loans on March 9, 2023.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.630%(2)	March 8, 2024

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.334% to 2.630% upon extension of the loans on March 9, 2023.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.630%(2)	July 12, 2024

Notes:	(1) Unsecured credit loans.
(2)	Changed from 2.571% to 2.630% upon extension of the loans on July 12, 2023.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.590%	December 19, 2023

Note:	(1) Unsecured credit loans.
(2)	Changed from 2.247% to 2.590% upon extension of the loans on December 19, 2022.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.654%	July 12, 2024

Note:	(1) Unsecured credit loans.
(2)	Changed from 2.571% to 2.654% upon extension of the loans on July 12, 2023.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.654%	July 12, 2024

Note:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.401%	November 24, 2023

Note:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Real Estate Trust Co., Ltd.	Subsidiary	Loans(1)	50	50	July 25, 2023	4.275%	July 24, 2024

Note:	(1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 14, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
	Name:	Scott Y. H. Seo
	Title:	Senior Executive Vice President and Chief Finance Officer